UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROSEMI CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-8866	95-2110371
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Enterprise, Aliso Viejo, California	92656
(Address of principal executive offices)	(Zip Code)

David Goren	(949) 380-6100
(Name and telephone number; including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INFORMATION TO BE INCLUDED IN THE REPORT
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
The Conflict Minerals Report for the calendar year ended December 31, 2013, filed herewith as Exhibit 1.01, is available on our publicly available website at http://investor.microsemi.com.
Item 1.02 Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed herewith as Exhibit 1.01.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Microsemi Corporation
(Registrant)

/s/ John W. Hohener		May 30, 2014
By:	John W. Hohener	(Date)
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

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